SoPa
The Society Pass

Building the Next Generation Digital Ecosystem and Loyalty Platform in Southeast Asia (SEA)

ABOUT SOCIETY PASS

Founded in 2018 as a data-driven loyalty, fintech and e-commerce ecosystem in the fast-growing SEA markets of Vietnam, Indonesia, Philippines, Singapore and Thailand, which account for more than 80% of the SEA population, and with offices located in Angeles, Bangkok, Ho Chi Minh City, Jakarta, Manila, and Singapore, **Society Pass Incorporated (NASDAQ: SOPA)** is an acquisition-focused fintech and e-commerce holding company operating 6 interconnected verticals (loyalty, digital advertising, travel, F&B delivery, telecoms, and lifestyle), which seamlessly connects millions of registered consumers and hundreds of thousands of registered merchants/brands across multiple product and service categories throughout SEA. Society Pass is home to familiar brands such as Leflair, Pushkart, Handycart, Gorilla, Thoughtful Media, Mangan, and NusaTrip.

Additional information is available at: https://thesocietypass.com.

IPO

- NASDAQ IPO on 09 November 2021
- Shares added to the Russell 2000 index in December 2021
- Number of Shares Outstanding: 28,419,450
- Market Capitalisation: US$32.6 mn as of 28 February 2023 (Based on share price of US$1.15)
- Share Price (52 Week High-Low): US$ 0.90 - 4.55

KEY BUSINESS HIGHLIGHTS

3,300,000+ Reg Consumers	**205,000+** Reg Merchants/Brands	**200+** Employee Count
48,000+ 2022 Lifestyle Purchases	**88,000+** 2022 F&B Deliveries	**178,000+** 2022 Travel Bookings
250,000,000+ 2022 YouTube Fans	**68,000,000+** 2022 YouTube Views/Month	**220+** 2022 YouTube Channels

127,000+ (LinkedIn) **95,000+** (Facebook) **3,000+** (Twitter) **87,000,000+** (YouTube)

OPERATIONAL HIGHLIGHTS

Experienced Management Team
- 150+ years of on-the-ground experience

Unique Loyalty Program
- Expected launch in 2Q 2023

Powerful & Integrated Ecosystem
- Integrated technology platform
- Multi-faceted revenue model

Attractive Markets
- Over 650 million people in SEA

KEY MANAGEMENT TEAM

MR. **Dennis NGUYEN**
Founder, Chairman, Group CEO
- Responsible for strategy, management, acquisitions, and investor/public relations
- 25+ years of management, M&A, capital markets, operations, finance, and legal experience in SEA, US, EU, Greater China, Korea, and Middle Eastern markets

MS. **Pamela AW-YOUNG**
Group COO and Thailand GM
- Manages HR, integration, commercial ops, and vendor relationships across all business units
- 28+ years of strategic planning, network planning, contract and vendor management, operational efficiencies and team management

MR. **Howie NG**
Group CTO
- Manages 50+ plus tech team and is responsible for design/implementation of API, architecture, security, database, microservices and payment gateways
- 20+ years of software development (Java, JavaScript, Python, Rust, Frameworks/Databases, Blockchain/Web3, and Data Science)

MR. **Raynauld LIANG**
Group CFO and Singapore GM
- Manages finance, audit, regulatory, compliance and legal functions across all business units
- 20+ years of audit, control, corporate finance and investment experience

MR. **Rokas SIDLAUSKAS**
Group CMO
- Responsible for marketing, business development, PR, CRM, SEO, social media, product development coordination across all business units
- 15+ years of management, marketing, sales, business development experience

FINTECH AND E-COMMERCE INDUSTRY

- Verticals: Loyalty, Digital Advertising, Travel, Telecoms, Lifestyle, F&B Delivery
- Countries: Vietnam, Indonesia, Philippines, Singapore and Thailand

DIGITAL ECOSYSTEM

#Loyalty

A loyalty platform creating long-term customer loyalty, generating revenue for merchants, replacing cash discounts

#Digital Advertising

A Thailand-based, social commerce-focused, premium digital video multi-platform network

#Travel

A leading Indonesia-based online travel agency and hotel technology platform

#Lifestyle

Vietnam's leading lifestyle e-commerce platform

#Telecoms

Singapore based blockchain telco, offering local and travel e-SIM services

#F&B Delivery

A popular grocery delivery company in Philippines


A leading Vietnam-based restaurant delivery service


A leading local restaurant delivery service in Philippines

FINANCIALS

Units: US$	31 Dec 2022*	31 Dec 2021	31 Dec 2020	31 Dec 2019
Revenues	6,132,357 (+1,179% YOY)	519,885 (+991% YOY)	52,453 (+503% YOY)	10,411
Cash	18,930,987	23,264,777	506,666	606,491
Assets	35,970,823	34,955,289	7,866,273	8,740,100
Liabilities	11,684,212	2,850,674	3,038,416	2,312,429
Shareholders Equity	24,286,611	32,104,615	(10,414,722)	(7,049,706)

* Management numbers

SEA MARKET POTENTIAL & LANDSCAPE

	VN	ID	PH	TH	SG
GMV by Sector – 2025 (US$ billion)					
e-Commerce	39	104	26	35	9.8
Transport & Food	5.7	16.8	4.5	5.2	6.2
Online Travel	5.9	9.7	3.4	8.5	8.4
Digital Media	7	15.8	5.9	7.9	2.5

Source: Google-Temasek e-Commerce SEA report 2021